UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 34) *

AutoNation, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05329W102

(CUSIP Number)

Janice V. Sharry, Esq.
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219
(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05329W102
1. Names of Reporting Persons. ESL Partners, L.P.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) N/A
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 36,630,644
8. Shared Voting Power 0
9. Sole Dispositive Power 36,630,644
10. Shared Dispositive Power 18,627,332
11. Aggregate Amount Beneficially Owned by Each Reporting Person 55,257,976
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 45.2% (1)
14. Type of Reporting Person (See Instructions) PN

(1)
Based upon 122,170,592 shares of common stock outstanding as of April 24, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 that was filed by the Issuer with the Securities and Exchange Commission on April 25, 2012.

CUSIP No. 05329W102
1. Names of Reporting Persons. ESL Investors, L.L.C.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) N/A
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 6,346,058
8. Shared Voting Power 0
9. Sole Dispositive Power 6,346,058
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 6,346,058
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 5.2% (1)
14. Type of Reporting Person (See Instructions) OO

(1)
Based upon 122,170,592 shares of common stock outstanding as of April 24, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 that was filed by the Issuer with the Securities and Exchange Commission on April 25, 2012.

CUSIP No. 05329W102
1. Names of Reporting Persons. RBS Partners, L.P.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) N/A
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 42,976,702
8. Shared Voting Power 0
9. Sole Dispositive Power 42,976,702
10. Shared Dispositive Power 18,627,332
11. Aggregate Amount Beneficially Owned by Each Reporting Person 61,604,034
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 50.4% (1)
14. Type of Reporting Person (See Instructions) PN

(1)
Based upon 122,170,592 shares of common stock outstanding as of April 24, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 that was filed by the Issuer with the Securities and Exchange Commission on April 25, 2012.

CUSIP No. 05329W102
1. Names of Reporting Persons. ESL Institutional Partners, L.P.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) N/A
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 6,526
8. Shared Voting Power 0
9. Sole Dispositive Power 6,526
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 6,526
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 0.0% (1)
14. Type of Reporting Person (See Instructions) PN

(1)
Based upon 122,170,592 shares of common stock outstanding as of April 24, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 that was filed by the Issuer with the Securities and Exchange Commission on April 25, 2012.

CUSIP No. 05329W102
1. Names of Reporting Persons. RBS Investment Management, L.L.C.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) N/A
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 6,526
8. Shared Voting Power 0
9. Sole Dispositive Power 6,526
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 6,526
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 0.0% (1)
14. Type of Reporting Person (See Instructions) OO

(1)
Based upon 122,170,592 shares of common stock outstanding as of April 24, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 that was filed by the Issuer with the Securities and Exchange Commission on April 25, 2012.

CUSIP No. 05329W102
1. Names of Reporting Persons. CBL Partners, L.P.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) N/A
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 5,080,682
8. Shared Voting Power 0
9. Sole Dispositive Power 5,080,682
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 5,080,682
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 4.2% (1)
14. Type of Reporting Person (See Instructions) PN

(1)
Based upon 122,170,592 shares of common stock outstanding as of April 24, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 that was filed by the Issuer with the Securities and Exchange Commission on April 25, 2012.

CUSIP No. 05329W102
1. Names of Reporting Persons. ESL Investments, Inc.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) N/A
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 48,063,910
8. Shared Voting Power 0
9. Sole Dispositive Power 48,063,910
10. Shared Dispositive Power 18,627,332
11. Aggregate Amount Beneficially Owned by Each Reporting Person 66,691,242
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 54.6% (1)
14. Type of Reporting Person (See Instructions) CO

(1)
Based upon 122,170,592 shares of common stock outstanding as of April 24, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 that was filed by the Issuer with the Securities and Exchange Commission on April 25, 2012.

CUSIP No. 05329W102
1. Names of Reporting Persons. Edward S. Lampert
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) N/A
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 66,691,242
8. Shared Voting Power 0
9. Sole Dispositive Power 48,063,910
10. Shared Dispositive Power 18,627,332
11. Aggregate Amount Beneficially Owned by Each Reporting Person 66,691,242
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 54.6% (1)
14. Type of Reporting Person (See Instructions) IN

(1)
Based upon 122,170,592 shares of common stock outstanding as of April 24, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 that was filed by the Issuer with the Securities and Exchange Commission on April 25, 2012.

This Amendment No. 34 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (the “Shares”), of AutoNation, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 34 amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by ESL Partners, L.P., a Delaware limited partnership, ESL Investors, L.L.C., a Delaware limited liability company, RBS Partners, L.P., a Delaware limited partnership, ESL Institutional Partners, L.P., a Delaware limited partnership, RBS Investment Management, L.L.C., a Delaware limited liability company, CBL Partners, L.P., a Delaware limited partnership, Tynan, LLC, a Delaware limited liability company, ESL Investments, Inc., a Delaware corporation, Edward S. Lampert and William C. Crowley, both United States citizens, by furnishing the information set forth below.  Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission.

ESL Investments, Inc. has relocated to Miami, Florida, effective June 1, 2012.  The Filing Persons are filing this Amendment No. 34 to report that, as a result of that change in location, Mr. Crowley determined he was unable to relocate to Miami for personal reasons, he ceased to serve as President and Chief Operating Officer of ESL Investments, Inc., and the Lock-Up Agreement with Mr. Crowley has been terminated.  The Filing Persons are also filing this Amendment No. 34 to remove Tynan, LLC and Mr. Crowley as Filing Persons.

 Item 2. Identity and Background

Item 2 is hereby amended and restated in its entirety to read as follows:

(a) This Schedule 13D is being filed by ESL Partners, L.P., a Delaware limited partnership (“ESL”), ESL Investors, L.L.C., a Delaware limited liability company (“Investors”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), RBS Investment Management, L.L.C., a Delaware limited liability company (“RBSIM”), CBL Partners, L.P., a Delaware limited partnership (“CBL”), ESL Investments, Inc., a Delaware corporation (“Investments”) and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. ESL, Investors, RBS, Institutional, RBSIM, CBL, Investments and Mr. Lampert are collectively defined as the “Filing Persons.”

Attached as Annex A hereto and incorporated herein by reference is a list containing the (a) name, (b) citizenship, (c) present principal occupation or employment and (d) the name, principal business address of any corporation or other organization in which such employment is conducted, of each director and executive officer of Investments (the “ESL Director and Officer”). Other than the ESL Director and Officer, there are no persons or corporations controlling or ultimately in control of Investments.

(b) The principal place of business of each of the Filing Persons is 1170 Kane Concourse, Suite 200, Bay Harbour, Florida 33154.

(c) The principal business of each of the Filing Persons is purchasing, holding and selling securities for investment purposes.  RBS is the general partner of ESL and the managing member of Investors.  RBSIM is the general partner of Institutional.  Investments is the general partner of RBS, the general partner of CBL and the managing member of RBSIM. Mr. Lampert is the Chairman, Chief Executive Officer and a Director of Investments.  Each of the Filing Persons may also serve as general partner or managing member of certain other entities engaged in the purchasing, holding and selling of securities for investment purposes.

(d)-(e) During the last five years, none of the Filing Persons have been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or 2(e) of Schedule 13D.

(f) ESL, Investors, RBS, Institutional, RBSIM, CBL and Investments were organized under the laws of the State of Delaware. Mr. Lampert is a United States citizen.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

In connection with Investments’ relocation to Miami, effective as of June 1, 2012, Mr. Crowley ceased to serve as President and Chief Operating Officer of Investments. As a result, the Lock-Up Agreement between ESL and Mr. Crowley was terminated, effective as of June 1, 2012.

The Filing Persons plan to review their investment in the Issuer on a continuing basis.  Depending upon each factor discussed below and each other factor (which may be unknown at this time) that is or may become relevant, the Filing Persons plan to consider, among other things: (a) the acquisition by the Filing Persons of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions may be made at any time without prior notice.  Any alternative may depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities, the financial condition, results of operations and prospects of the Issuer and general industry conditions, the availability, form and terms of financing, other investment and business opportunities, general stock market and economic conditions, tax considerations and other factors.  Although the foregoing reflects plans and proposals presently contemplated by each Filing Person with respect to the Issuer, the foregoing is subject to change at any time and dependent upon contingencies and assumed and speculative conditions, and there can be no assurance that any of the actions set forth above will be taken.

Except to the extent that the foregoing may be deemed to be a plan or proposal, none of the Filing Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Filing Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Shares, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that any of the Filing Persons will take any of the actions set forth above.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b) Each Filing Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Filing Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act.  Each Filing Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of June 5, 2012, the Filing Persons may be deemed to beneficially own the Shares set forth in the table below.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE OF OUTSTANDING SHARES	SOLE VOTING POWER	SHARED VOTING POWER	SOLE DISPOSITIVE POWER	SHARED DISPOSITIVE POWER
ESL Partners, L.P.	55,257,976	45.2%	36,630,644	0	36,630,644	18,627,332 (6)
ESL Investors, L.L.C.	6,346,058	5.2%	6,346,058	0	6,346,058	0
RBS Partners, L.P.	61,604,034	50.4%	42,976,702 (1)	0	42,976,702 (1)	18,627,332 (6)
ESL Institutional Partners, L.P.	6,526	0.0%	6,526	0	6,526	0
RBS Investment Management, L.L.C.	6,526	0.0%	6,526 (2)	0	6,526 (2)	0
CBL Partners, L.P.	5,080,682	4.2%	5,080,682	0	5,080,682	0
ESL Investments, Inc.	66,691,242	54.6%	48,063,910 (3)	0	48,063,910 (3)	18,627,332 (6)
Edward S. Lampert	66,691,242	54.6%	66,691,242 (4)	0	48,063,910 (5)	18,627,332 (6)

(1)           This number consists of 36,630,644 Shares held by ESL and 6,346,058 Shares held in an account established by the investment member of Investors.  RBS is the general partner of, and may be deemed to indirectly beneficially own securities owned by, ESL.  RBS is the managing member of, and may be deemed to indirectly beneficially own securities owned by, Investors.

(2)           This number consists of 6,526 Shares held by Institutional.  RBSIM is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Institutional.

(3)           This number consists of 36,630,644 Shares held by ESL, 6,346,058 Shares held in an account established by the investment member of Investors, 6,526 Shares held by Institutional and 5,080,682 Shares held by CBL. Investments is the general partner of, and may be deemed to indirectly beneficially own securities owned by, RBS and CBL.  Investments is the managing member of, and may be deemed to indirectly beneficially own securities owned by, RBSIM.

(4)           This number consists of 36,630,644 Shares held by ESL, 6,346,058 Shares held in an account established by the investment member of Investors, 6,526 Shares held by Institutional, 5,080,682 Shares held by CBL and 18,627,332 Shares held directly by Mr. Lampert.  Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities owned by, Investments.

(5)           This number consists of 36,630,644 Shares held by ESL, 6,346,058 Shares held in an account established by the investment member of Investors, 6,526 Shares held by Institutional and 5,080,682 Shares held by CBL. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities owned by, Investments.

(6)           This number consists of 18,627,332 Shares held by Mr. Lampert. ESL has entered into a Lock-Up Agreement with Mr. Lampert that restricts the purchase and sale of securities owned by Mr. Lampert.  Pursuant to the Lock-Up Agreement, ESL may be deemed to have shared dispositive power over, and indirectly beneficially own securities owned by, Mr. Lampert.

(c)           There have been no transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by the Filing Persons.

(d) and (e)  Not applicable.

 Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

In connection with Mr. Crowley ceasing to serve as President and Chief Operating Officer of Investments, the Lock-Up Agreement between ESL and Mr. Crowley was terminated, effective as of June 1, 2012.  Mr. Crowley is no longer restricted from selling Shares or purchasing additional Shares pursuant to the terms of the Lock-Up Agreement.

 Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated as follows:

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Tender Offer Letter Agreement, dated March 6, 2006, from ESL Investments, Inc. to AutoNation, Inc. (incorporated by reference to Exhibit 2 to the Amendment to Schedule 13D filed on March 7, 2006).
99.2
Letter Agreement, dated as of January 28, 2009, by and among AutoNation, Inc., Toyota Motor Sales, U.S.A., Inc. and ESL Investments, Inc. and certain investment affiliates of ESL Investments, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by AutoNation Inc. with the Securities and Exchange Commission on January 29, 2009).

99.3
Letter Agreement, dated as of January 28, 2009, by and among AutoNation, Inc., American Honda Motor Co., Inc. and ESL Investments, Inc. (on behalf of itself and its affiliates) (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by AutoNation Inc. with the Securities and Exchange Commission on January 29, 2009).

99.4
Letter Agreement, dated as of January 28, 2009, by and between AutoNation, Inc. and ESL Investments, Inc. (on behalf of itself and its affiliates) (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by AutoNation Inc. with the Securities and Exchange Commission on January 29, 2009).

99.5
Amendment, dated November 23, 2009, to the Letter Agreement, dated as of January 28, 2009, by and among AutoNation, Inc., Toyota Motor Sales, U.S.A., Inc. and ESL Investments, Inc. and certain investment affiliates of ESL Investments, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by AutoNation, Inc. with the Securities and Exchange Commission on November 23, 2009).

99.6	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and William C. Crowley (incorporated by reference to Exhibit 8 to the Amendment to Schedule 13D filed on June 2, 2010).
99.7	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and Edward S. Lampert (incorporated by reference to Exhibit 7 to the Amendment to Schedule 13D filed on June 2, 2010).
99.8
Second Extension Agreement, dated December 16, 2010, among AutoNation, Inc., Toyota Motor Sales, U.S.A., Inc. and ESL Investments, Inc. and certain investment affiliates of ESL Investments, Inc. (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by AutoNation, Inc. with the Securities and Exchange Commission on December 17, 2010).

99.9	Joint Filing Agreement (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 5, 2012	ESL PARTNERS, L.P.

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

ESL INVESTORS, L.L.C.

By: RBS Partners, L.P., as its manager

By: ESL Investments, Inc., as its general partner

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

RBS PARTNERS, L.P.

By: ESL Investments, Inc., as its general partner

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

ESL INSTITUTIONAL PARTNERS, L.P.

By: RBS Investment Management, L.L.C., as its general partner

By: ESL Investments, Inc., as its manager

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

RBS INVESTMENT MANAGEMENT, L.L.C.

By: ESL Investments, Inc., as its manager

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

CBL PARTNERS, L.P.

By: ESL Investments, Inc., as its general partner

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

ESL INVESTMENTS, INC.

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

EDWARD S. LAMPERT

By:	/s/ Edward S. Lampert

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Tender Offer Letter Agreement, dated March 6, 2006, from ESL Investments, Inc. to AutoNation, Inc. (incorporated by reference to Exhibit 2 to the Amendment to Schedule 13D filed on March 7, 2006).
99.2
Letter Agreement, dated as of January 28, 2009, by and among AutoNation, Inc., Toyota Motor Sales, U.S.A., Inc. and ESL Investments, Inc. and certain investment affiliates of ESL Investments, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by AutoNation Inc. with the Securities and Exchange Commission on January 29, 2009).

99.3
Letter Agreement, dated as of January 28, 2009, by and among AutoNation, Inc., American Honda Motor Co., Inc. and ESL Investments, Inc. (on behalf of itself and its affiliates) (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by AutoNation Inc. with the Securities and Exchange Commission on January 29, 2009).

99.4
Letter Agreement, dated as of January 28, 2009, by and between AutoNation, Inc. and ESL Investments, Inc. (on behalf of itself and its affiliates) (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by AutoNation Inc. with the Securities and Exchange Commission on January 29, 2009).

99.5
Amendment, dated November 23, 2009, to the Letter Agreement, dated as of January 28, 2009, by and among AutoNation, Inc., Toyota Motor Sales, U.S.A., Inc. and ESL Investments, Inc. and certain investment affiliates of ESL Investments, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by AutoNation, Inc. with the Securities and Exchange Commission on November 23, 2009).

99.6	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and William C. Crowley (incorporated by reference to Exhibit 8 to the Amendment to Schedule 13D filed on June 2, 2010).
99.7	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and Edward S. Lampert (incorporated by reference to Exhibit 7 to the Amendment to Schedule 13D filed on June 2, 2010).
99.8	Second Extension Agreement, dated December 16, 2010, among AutoNation, Inc., Toyota Motor Sales, U.S.A., Inc. and ESL Investments, Inc. and certain investment affiliates of ESL Investments, Inc. (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by AutoNation, Inc. with the Securities and Exchange Commission on December 17, 2010).
99.9	Joint Filing Agreement (filed herewith).

ANNEX A

The names, business addresses, present principal occupations, and citizenship of the directors and executive officers of ESL Investments, Inc. are set forth below. If no address is given, the director’s or executive officer’s principal business address is 1170 Kane Concourse, Suite 200, Bay Harbour, Florida 33154. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to ESL Investments, Inc.

Name and Business Address	Principal Occupation	Citizenship
Edward S. Lampert	Director, Chairman and Chief Executive Officer	United States